                                 UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                SCHEDULE 13G

                  Under the Securities Exchange Act of 1934

                              (Amendment No.  )*


                            Oak Hill Financial, Inc.
-----------------------------------------------------------------------------
                               (Name of Issuer)

                        Common stock, without par value
-----------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  671337 10 3
-----------------------------------------------------------------------------
                                 (CUSIP Number)

                                    12/31/98
-----------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [   ] Rule 13d-1(b)

        [   ] Rule 13d-1(c)

        [ X ] Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP NO.  671337 10 3
         -----------------------

-------------------------------------------------------------------------------

(1)     NAMES OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
        Evan E. Davis
-------------------------------------------------------------------------------

(2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

        (a)
           -------------------------------------------------------------------

        (b)
           -------------------------------------------------------------------
-------------------------------------------------------------------------------

(3)     SEC USE ONLY
                     ---------------------------------------------------------
-------------------------------------------------------------------------------

(4)     CITIZENSHIP OR PLACE OF ORGANIZATION                  United States

-------------------------------------------------------------------------------

Number of Shares         (5)     SOLE VOTING POWER                   870,725
Beneficially             ------------------------------------------------------
Owned by Each            (6)     SHARED VOTING POWER                       0
Reporting Person         ------------------------------------------------------
With:                    (7)     SOLE DISPOSITIVE POWER              870,725
                         ------------------------------------------------------
                         (8)     SHARED DISPOSITIVE POWER                  0
-------------------------------------------------------------------------------

(9)     Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                     870,725

(10) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

(11)    Percent of Class Represented by Amount in Row (11)            19.90%
-------------------------------------------------------------------------------

(12)    Type of Reporting Person (See Instructions)                       IN

CUSIP No.  671337  10  3


                                  SCHEDULE 13G

Item 1.

         (a)      Name of Issuer:  Oak Hill Financial, Inc.

         (b)      Address of Issuer's Principal Executive Offices:
                  14621 SR 93, P.O. Box 688, Jackson, Ohio 45640

Item 2.

         (a)      Name of Persons Filing:  Evan E. Davis
         (b)      Address of Principal Business Office, or, if none, Residence:
                  14621 SR 93, P.O. Box 688, Jackson, Ohio 45640
         (c)      Citizenship:  Mr. Davis is a United States Citizen
         (d) Title of Class of Securities: Common Stock, without par value.
         (e)      CUSIP Number:  671337 10 3

Item 3.
                  Not applicable.

Item 4.  Ownership

         (a)      Amount Beneficially Owned:  870,725 shares
         (b)      Percent of Class:  19.90%
         (c)      Number of Shares as to which such person has:
                  (i)      Sole power to vote or to direct the vote:  870,725
                           shares
                  (ii)     Shared power to vote or to direct the vote: 0
                  (iii) Sole power to dispose or to direct the disposition of: 870,725 shares
                  (iv) Shared power to dispose or to direct the disposition of: 0 shares


Item 5.    Ownership of Five Percent or Less of a Class.

           Not applicable.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

           Not applicable.

CUSIP No.  671337  10  3


Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

           Not applicable.

Item 8.    Identification and Classification of Members of the Group.

           Not applicable.

Item 9.    Notice of Dissolution of Group.

           Not applicable.

Item 10.   Certification.

           Not applicable.


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated:  February 11, 1999                /s/ Evan E. Davis
                                         --------------------------------------
                                         Evan E. Davis